PRESS RELEASE
North America’s Railroad

CN Updating 2023 Guidance Following Strong First Quarter Performance

Company Remains Focused on Running a Disciplined Scheduled Railroad

MONTREAL, April 24, 2023 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2023. Diluted earnings per share (EPS) of C$1.82 increased by 38% on an adjusted basis(1) and 39% on a reported basis. CN's scheduled operating plan demonstrated resiliency against Canadian winter conditions.

“We are very proud of our performance this quarter. Safety is at the heart of everything we do and I'm particularly proud of our safety performance. We remain confident in our long-term growth despite current economic uncertainty. Our updated guidance reflects the strength of our scheduled operating model and its ability to drive strong operational results. For the immediate future, we remain focused on running our plan and providing reliable service to our customers.”
–Tracy Robinson, President and Chief Executive Officer, CN

First-quarter 2023 compared to first-quarter 2022
Financial results highlights
•Record first quarter Revenues of C$4,313 million, an increase of C$605 million, or 16%.
•Record first quarter Operating income of C$1,662 million, an increase of C$435 million, or 35%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 61.5%, an improvement of 5.4-points, or an improvement of 5.1-points on an adjusted basis. (1)
•Record first quarter Diluted EPS of C$1.82, an increase of 39%, or an increase of 38% on an adjusted basis. (1)
•Free cash flow of C$593 million, an increase of 4%. (1)

Operating performance
•Injury frequency rate of 1.02 (per 200,000 person hours), an improvement of 17% and accident rate of 1.64 (per million train miles), an improvement of 41%. (3)
•Car velocity of 211 (car miles per day), an improvement of 29%.
•Through network train speed of 20.1 (mph), an improvement of 20%.
•Record first quarter through dwell of 7.1 (entire railroad, hours), an improvement of 22%.
•Record first quarter fuel efficiency of 0.902 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), an improvement of 1%.

Updated 2023 financial outlook (2)
In light of the strength of its first quarter results, CN is now expecting to deliver adjusted diluted EPS growth in the mid single digits over 2022 (compared to its January 24, 2023 target of low single digits). (1)

First-quarter 2023 revenues, traffic volumes and expenses
Revenues for the first quarter of 2023 were C$4,313 million compared to C$3,708 million for the same period in 2022. The increase of C$605 million, or 16%, was mainly due to higher fuel surcharge revenue as a result of higher fuel prices, higher export volumes of Canadian grain, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower intermodal volumes.

Operating expenses for the first quarter of 2023 were C$2,651 million compared to C$2,481 million for the same period in 2022. The increase of C$170 million, or 7%, was mainly due to the negative translation impact of a weaker Canadian dollar, increased purchased services and material expense and higher labor and fringe benefits expense mainly driven by higher average headcount.
CN | 2023 Quarterly Review – First Quarter 1

PRESS RELEASE
(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio (referred to as adjusted performance measures) and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2), ROIC outlook (2) and free cash flow outlook (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS, ROIC or free cash flow because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook, its ROIC outlook or its free cash flow outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

2023 key assumptions
CN has made a number of economic and market assumptions in preparing its 2023 outlook. The Company continues to assume negative North American industrial production in 2023. For the 2022/2023 crop year, the grain crop in Canada was above its three-year average (or in line when excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was in line with its three-year average. The Company continues to assume that the 2023/2024 grain crops in Canada and the U.S. will be in line with their respective three-year averages (excluding the significantly lower 2021/2022 crop year in Canada). CN assumes continued pricing above rail inflation upon contract renewals. CN assumes that in 2023, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and now assumes the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel (compared to its January 24, 2023 assumption of being in the approximately US$75 - US$80 range per barrel).

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not part of this news release.

(3) Based on Federal Railroad Administration (FRA) reporting criteria.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

2 CN | 2023 Quarterly Review – First Quarter

PRESS RELEASE
About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN's network connects Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

CN | 2023 Quarterly Review – First Quarter 3

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended March 31
	2023	2022
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,313	3,708
Freight revenues ($ millions)	4,219	3,608
Operating income ($ millions)	1,662	1,227
Adjusted operating income ($ millions) (2)(3)	1,662	1,237
Net income ($ millions)	1,220	918
Adjusted net income ($ millions) (2)(3)	1,220	925
Diluted earnings per share ($)	1.82	1.31
Adjusted diluted earnings per share ($) (2)(3)	1.82	1.32
Free cash flow ($ millions) (2)(4)	593	571
Gross property additions ($ millions)	461	379
Share repurchases ($ millions)	1,199	1,293
Dividends per share ($)	0.7900	0.7325
Financial ratio
Operating ratio (%) (5)	61.5	66.9
Adjusted operating ratio (%) (2)(3)	61.5	66.6
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	115,442	111,066
Revenue ton miles (RTMs) (millions)	59,961	56,554
Carloads (thousands)	1,353	1,346
Route miles (includes Canada and the U.S.)	18,600	18,600
Employees (end of period)	24,718	22,953
Employees (average for the period)	24,403	22,720
Key operating measures
Freight revenue per RTM (cents)	7.04	6.38
Freight revenue per carload ($)	3,118	2,681
GTMs per average number of employees (thousands)	4,731	4,888
Operating expenses per GTM (cents)	2.30	2.23
Labor and fringe benefits expense per GTM (cents)	0.70	0.68
Diesel fuel consumed (US gallons in millions)	104.1	101.1
Average fuel price ($ per US gallon)	4.79	4.42
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.902	0.910
Train weight (tons)	9,135	9,442
Train length (feet)	7,756	8,205
Car velocity (car miles per day)	211	164
Through dwell (entire railroad, hours)	7.1	9.1
Through network train speed (miles per hour)	20.1	16.7
Locomotive utilization (trailing GTMs per total horsepower)	194	187
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	1.02	1.23
Accident rate (per million train miles)	1.64	2.78
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
4 CN | 2023 Quarterly Review – First Quarter

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended March 31
	2023	2022	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	828	756	10%	5%
Metals and minerals	529	406	30%	23%
Forest products	511	426	20%	14%
Coal	263	195	35%	32%
Grain and fertilizers	861	604	43%	38%
Intermodal	1,012	1,056	(4%)	(6%)
Automotive	215	165	30%	24%
Total freight revenues	4,219	3,608	17%	13%
Other revenues	94	100	(6%)	(9%)
Total revenues	4,313	3,708	16%	12%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,019	11,559	(5%)	(5%)
Metals and minerals	7,088	6,263	13%	13%
Forest products	6,056	5,819	4%	4%
Coal	5,848	5,368	9%	9%
Grain and fertilizers	17,018	13,351	27%	27%
Intermodal	12,259	13,556	(10%)	(10%)
Automotive	673	638	5%	5%
Total RTMs	59,961	56,554	6%	6%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.51	6.54	15%	10%
Metals and minerals	7.46	6.48	15%	9%
Forest products	8.44	7.32	15%	10%
Coal	4.50	3.63	24%	21%
Grain and fertilizers	5.06	4.52	12%	8%
Intermodal	8.26	7.79	6%	4%
Automotive	31.95	25.86	24%	17%
Total freight revenue / RTM	7.04	6.38	10%	6%
Carloads (thousands) (3)
Petroleum and chemicals	161	159	1%	1%
Metals and minerals	237	209	13%	13%
Forest products	81	78	4%	4%
Coal	130	118	10%	10%
Grain and fertilizers	178	145	23%	23%
Intermodal	512	589	(13%)	(13%)
Automotive	54	48	13%	13%
Total carloads	1,353	1,346	1%	1%
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,143	4,755	8%	4%
Metals and minerals	2,232	1,943	15%	9%
Forest products	6,309	5,462	16%	10%
Coal	2,023	1,653	22%	20%
Grain and fertilizers	4,837	4,166	16%	12%
Intermodal	1,977	1,793	10%	8%
Automotive	3,981	3,438	16%	10%
Total freight revenue / carload	3,118	2,681	16%	12%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2023 Quarterly Review – First Quarter 5

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three months ended March 31, 2023, the Company's net income was $1,220 million, or $1.82 per diluted share. There were no adjustments in the first quarter of 2023.

For the three months ended March 31, 2022, the Company's adjusted net income was $925 million, or $1.32 per diluted share, which excludes advisory fees related to shareholder matters of $10 million, or $7 million after-tax ($0.01 per diluted share) recorded in Casualty and other within the Consolidated Statements of Income.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months ended March 31, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2023	2022
Net income	$1,220	$918
Adjustments:
Advisory fees related to shareholder matters	—	10
Tax effect of adjustments (1)	—	(3)
Total adjustments	—	7
Adjusted net income	$1,220	$925
Diluted earnings per share	$1.82	$1.31
Impact of adjustments, per share	—	0.01
Adjusted diluted earnings per share	$1.82	$1.32
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.
6 CN | 2023 Quarterly Review – First Quarter

NON-GAAP MEASURES – UNAUDITED

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months ended March 31, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentages	2023	2022
Operating income	$1,662	$1,227
Adjustment:
Advisory fees related to shareholder matters	—	10
Total adjustment	—	10
Adjusted operating income	$1,662	$1,237

Operating expenses	$2,651	$2,481
Total adjustment	—	(10)
Adjusted operating expenses	$2,651	$2,471

Operating ratio	61.5%	66.9%
Impact of adjustment	—%	(0.3)%
Adjusted operating ratio	61.5%	66.6%

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2023 and 2022, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2023	2022
Net cash provided by operating activities	$1,055	$570
Net cash used in investing activities	(462)	(101)
Net cash provided before financing activities	593	469
Adjustment:
Cash income taxes for merger transaction-related payments and cash receipts (1)	—	102
Free cash flow	$593	$571
(1)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 4 – Acquisition to the Company's 2022 Annual Consolidated Financial Statements for additional information.

CN | 2023 Quarterly Review – First Quarter 7

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.35 and $1.27 per US$1.00 for the three months ended March 31, 2023 and 2022, respectively. On a constant currency basis, the Company's net income for the three months ended March 31, 2023 would have been lower by $42 million ($0.06 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months ended March 31, 2023:

	Three months ended March 31
In millions, except per share data	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$828	$(33)	$756	5%
Metals and minerals	529	(28)	406	23%
Forest products	511	(25)	426	14%
Coal	263	(6)	195	32%
Grain and fertilizers	861	(27)	604	38%
Intermodal	1,012	(21)	1,056	(6%)
Automotive	215	(11)	165	24%
Total freight revenues	4,219	(151)	3,608	13%
Other revenues	94	(3)	100	(9%)
Total revenues	4,313	(154)	3,708	12%
Operating expenses
Labor and fringe benefits	812	(20)	753	(5%)
Purchased services and material	593	(13)	538	(8%)
Fuel	557	(32)	525	—%
Depreciation and amortization	448	(11)	420	(4%)
Equipment rents	90	(5)	95	11%
Casualty and other	151	(7)	150	4%
Total operating expenses	2,651	(88)	2,481	(3%)
Operating income	1,662	(66)	1,227	30%
Interest expense	(165)	10	(126)	(23%)
Other components of net periodic benefit income	119	—	125	(5%)
Other income (loss)	1	—	(14)	107%
Income before income taxes	1,617	(56)	1,212	29%
Income tax expense	(397)	14	(294)	(30%)
Net income	$1,220	$(42)	$918	28%
Diluted earnings per share	$1.82	$(0.06)	$1.31	34%
8 CN | 2023 Quarterly Review – First Quarter

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2023 and 2022, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2023	2022
Debt		$16,648	$13,383
Adjustments:
Operating lease liabilities, including current portion (1)		441	430
Pension plans in deficiency (2)		352	443
Adjusted debt		$17,441	$14,256
Net income		$5,420	$4,841
Interest expense		587	606
Income tax expense		1,748	1,419
Depreciation and amortization		1,757	1,614
Operating lease cost (3)		144	134
Other components of net periodic benefit income		(492)	(433)
Other loss (income)		12	(31)
Adjustments:
Workforce reduction program (4)		—	39
Advisory fees related to shareholder matters (5)		12	30
Transaction-related costs (6)		—	84
Merger termination fee (6)		—	(886)
Adjusted EBITDA		$9,188	$7,417
Adjusted debt-to-adjusted EBITDA multiple (times)		1.90	1.92
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to employee termination benefits and severance costs related to a workforce reduction program. See the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
(5)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income. See the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
(6)Relates to the terminated CN Merger Agreement. See Note 4 – Acquisition to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
CN | 2023 Quarterly Review – First Quarter 9